Exhibit 99.2

QuantaSing Announces Changes in Composition of Board and Management

Beijing, June 6, 2024 /GLOBE NEWSWIRE/ - QuantaSing Group Limited (NASDAQ: QSG) (“QuantaSing” or the “Company”), a leading online learning service provider in China, today announced changes in the composition of its board of directors (the “Board”) and management.

The Company received a letter of resignation dated June 5, 2024 from Mr. Jinshan Li, notifying the Company of his resignation as a director effective upon June 5, 2024 and the chief technology officer effective upon June 30, 2024, for personal reasons not resulting from any disagreement with the Company on any matter relating to the Company’s operations, policies or practice.

Mr. Jinshan Li has been a valued member of the executive team and has contributed significantly to the Company’s achievements during his tenure. The decision to resign comes after Mr. Jinshan Li had decided to pursue new opportunities that align with his professional aspirations. The Company respects his decision and wishes him the best in his future endeavors.

Following the foregoing changes, Mr. Peng Li, Mr. Dong Xie and Ms. Xihao Liu will continue to serve as the chief executive officer, chief financial officer and senior vice president of the Company, respectively. The Board will consist of four directors, including Mr. Peng Li, Mr. Frank Lin, Mr. Dong Xie and Ms. Xihao Liu, and three independent directors, namely Mr. Hongqiang Zhao, Ms. Pei Hua (Helen) Wong and Mr. Chenyang Wei.

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of Section 27A of Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1955. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding QuantaSing’s financial outlook, beliefs and expectations. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. Among other things, the Financial Outlook in this announcement contains forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases, and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new users and learners and to increase the spending and revenues generated from users and learners; its ability to maintain and enhance the recognition and reputation of its brand; its expectations regarding demand for and market acceptance of its services and products; trends and competition in China’s adult learning market; changes in its revenues and certain cost or expense items; the expected growth of China’s adult learning market; PRC governmental policies and regulations relating to the Company’s business and industry, general economic and political conditions in China and globally, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties, or factors is included in the Company’s filings with the SEC, including, without limitation, the final prospectus related to the IPO filed with the SEC dated January 24, 2023. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this press release. All forward-looking statements are qualified in their entirety by this cautionary statement, and the Company undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

About QuantaSing Group Limited

QuantaSing is a leading online service provider in China dedicated to improving people’s quality of life and well-being by providing lifelong personal learning and development opportunities. The Company is the largest service provider in China’s online adult learning market and China’s adult personal interest learning market in terms of revenue, according to a report by Frost & Sullivan based on data from 2022. By leveraging its proprietary tools and technology, QuantaSing offers easy-to-understand, affordable, and accessible online courses to adult learners, empowering users to pursue personal development. Leveraging its extensive experience in individual online learning services and its robust technology infrastructure, the Company has expanded its services to corporate clients, and diversified its operations into its e-commerce business and its AI and technology business.

For more information, please visit: https://ir.quantasing.com.

Contact

Investor Relations

Leah Guo

QuantaSing Group Limited

Email: ir@quantasing.com

Tel: +86 (10) 6493-7857

Robin Yang, Partner

ICR, LLC

Email: QuantaSing.IR@icrinc.com

Phone: +1 (212) 537-0429